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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number:	3235-0167
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FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-49693__________________

FNB Bancorp

(Exact name of registrant as specified in its charter)

975 El Camino Real, South San Francisco, California, (650) 588-6800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) Rule 12g-4(a)(2) Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 15d-6	☒ ☐ ☒ ☐ ☐

Approximate number of holders of record as of the certification or notice date: 0

Effective July 6, 2018, FNB Bancorp merged with and into TriCo Bancshares, with TriCo Bancshares surviving the merger as the surviving corporation.

Pursuant to the requirements of the Securities Exchange Act of 1934, TriCo Bancshares (as successor to North Valley Bancorp) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

TriCo Bancshares (as successor to FNB Bancorp)

Date:	August 3, 2018	By:	/s/ Thomas J. Reddish
		Name:	Thomas J. Reddish
		Title:	President and Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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